SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Semele Group Inc.
(Name of Issuer)

Common Stock, $.10 par value per share
(Title of Class of Securities)

8166 18 201
(CUSIP Number)

James A. Coyne, Executive Vice President, Equis Financial Group
200 Nyala Farms, Westport, Connecticut 06880
(203) 341-0555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  .

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James A. Coyne
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_____] (b) [_____]

SEC USE ONLY
SOURCE OF FUNDS OO

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_____]

CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	SOLE VOTING POWER 366,747

BENEFICIALLY OWNED BY	SHARED VOTING POWER None

EACH REPORTING	SOLE DISPOSITIVE POWER 284,608
PERSON WITH	SHARED DISPOSITIVE POWER None

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,747

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_____]

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%

TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the Common Stock, $.10 par value per share (the “Common Stock”), of Semele Group Inc., a Delaware corporation (“Semele”). The principal executive offices of Semele are located at 200 Nyala Farms, Westport, Connecticut 06880.

Item 2.  Identity and Background

This statement is filed by the following reporting person:

James A. Coyne. Mr. Coyne is President and Chief Operating Officer of Semele. Mr. Coyne is also Senior Vice President of Equis Corporation, the general partner of Equis Financial Group Limited Partnership, a Massachusetts limited partnership (“Equis”), and the Secretary and a Director of PLM International, Inc. (“PLM”). Both Equis and PLM are engaged primarily in the business of managing leased assets and funds holding leased assets. Mr. Coyne’s business address is 200 Nyala Farms, Westport, Connecticut 06880. Mr. Coyne is a U.S. citizen.

During the last five years, Mr. Coyne was not (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

See Item 4.

Item 4.  Purpose of Transaction

On May 5, 2003, Mr. Coyne, jointly with Gary D. Engle, Chairman and Chief Executive Officer of Semele, proposed the acquisition of substantially all of the outstanding shares of Semele Common Stock not beneficially owned by them or their affiliates (“Management”) for a cash purchase price of $1.20 per share. Management currently contemplates that the acquisition of the shares will take the form of a cash out merger with a newly formed entity controlled by Management (the “Buyer”) in which substantially all shares will be converted into the right to receive $1.20 per share (subject to applicable withholding taxes), without interest. The Buyer would only consummate the transaction contemplated by the proposal following a favorable recommendation to Semele’s stockholders by a Special Committee of Semele’s Board of Directors. The proposal is not contingent on any financing conditions.

Depending on the response of the Special Committee to the proposal, and other factors deemed relevant by Management, Management may formulate other plans and/or make other proposals, and take such actions with respect to Management’s investment in Semele, as they may determine to be appropriate. Management may also amend or withdraw the proposal at any time in their sole discretion.

The proposal is merely an expression of interest and is not intended to be legally binding in any way. If an offer is made, it will be made in accordance with all applicable securities laws and will involve the filing of appropriate materials with the Securities and Exchange Commission and the mailing of appropriate materials to the public stockholders of Semele.

Item 5.  Interest in Securities of the Issuer

As of the date of this statement, Mr. Coyne beneficially owns 366,747 shares of Semele Common Stock, representing approximately 17.6% of the outstanding shares of Semele Common Stock. The shares beneficially owned by Mr. Coyne include 3,000 shares owned directly, 281,608 shares owned indirectly through a family corporation controlled by Mr. Coyne and 82,139 shares owned by the trustee of a rabbi trust for the benefit of Mr. Coyne, which represent salary deferred by Mr. Coyne through December 31, 2000. Mr. Coyne disclaims beneficial ownership of all the shares he owns indirectly through the family corporation, except to the extent that he has a pecuniary interest in such shares under Section 16(a) of the Securities Exchange Act of 1934.

Mr. Coyne has the sole power to vote and dispose of, or to direct the vote and disposition of, the aggregate of 284,608 shares owned by him directly and indirectly through the family corporation. Mr. Coyne has the sole power to vote or to direct the vote of the 82,139 shares owned by the trustee of the rabbi trust, and no power to dispose of or to direct the disposition of such shares.

There have been no transactions in Semele Common Stock by Mr. Coyne during the 60-day period prior to the date of this statement.

Except for the stockholders of the family corporation and the trustee of the rabbi trust for the benefit of Mr. Coyne, no other person is known to have the right to receive or the power to direct the receipt of dividends from, and no other person is known to have the right to receive or the power to direct the receipt of the proceeds from the sale of, the Semele Common Stock beneficially owned by Mr. Coyne.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Of the shares beneficially owned by Mr. Coyne, 82,139 shares are held by the trustee of a rabbi trust for the benefit of Mr. Coyne. These shares represent Mr. Coyne’s salary from Semele through 2000, which he elected to defer. Shares in the rabbi trust attributable to Mr. Coyne’s salary are not subject to forfeiture. Shares in the rabbi trust attributable to any bonus from Semele deferred by Mr. Coyne are forfeited and returned to Semele if Semele terminates Mr. Coyne’s employment for cause. Shares held in the rabbi trust for the benefit of Mr. Coyne will be distributed to him on termination of employment, except that if Semele Common Stock is not then readily tradable, Semele will redeem the shares in installments within three years at fair market value.

Item 7.  Material to Be Filed as Exhibits

1. Letter dated May 5, 2003, from Gary D. Engle and James A. Coyne relating to the proposed acquisition of Semele Group Inc.

SCHEDULE 13D
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2003            /s/ James A. Coyne ___________
                                                                James A. Coyne

SCHEDULE 13D
EXHIBIT INDEX

Exhibit                           Page Number

1. Letter dated May 5, 2003, from Gary D. Engle and James A. Coyne relating to the proposed acquisition of Semele Group Inc.                                                                                       8

                           Exhibit 1

Gary D. Engle
James A. Coyne
200 Nyala Farm Rd.
Westport, CT 06880
May 5, 2003

Mr. Walter Auch
Mr. Joseph Bartlett
Mr. Robert Ungerleider
Semele Group Inc.

Re: Proposed Acquisition of Semele Group Inc.

Dear Messrs. Auch, Ungerlieder and Bartlett:

We are pleased to propose the acquisition of substantially all of the outstanding shares of common stock of Semele Group Inc. (the "Company") not beneficially owned by us or our affiliates ("Management") for a cash purchase price of $1.20 per share (the “Per Share Amount”). The last reported sale of Semele’s common stock was $0.91.

It is currently contemplated that the acquisition of such shares would take the form of a cash out merger with a newly formed entity controlled by Management (“Buyer”) where substantially all shares will be converted into the right to receive the Per Share Amount (subject to applicable withholding taxes), without interest. Buyer and Semele would only consummate the transaction contemplated by our proposal following a favorable recommendation to the Company’s shareholders by a Special Committee of the Board of Directors. The proposal is not contingent on any financing conditions.

We request that the Special Committee of the Board of Directors, together with its financial and legal advisors, proceed to evaluate the fairness of this proposal for purposes of the Special Committee making a recommendation with respect to the proposal. We are prepared to meet with you and your financial and legal advisers at your convenience to review our proposal at the earliest possible date.

Depending on the response of the Special Committee to this proposal, and other factors deemed relevant by us, we may formulate other plans and/or make other proposals, and take such actions with respect to our investment in the Company, as we may determine to be appropriate. We may also amend or withdraw this proposal at any time at our sole discretion.

Our proposal is merely an expression of interest and is not intended to be legally binding in any way. If an offer were to be made, it would be made in accordance with all applicable securities laws and would involve the filing of appropriate materials with the Securities and Exchange Commission and the mailing of appropriate materials to the public shareholders of the Company.

Please be advised that we intend to disclose this proposal in an amendment to our Schedule 13D relating to shares of the Company's common stock currently owned by our affiliates, and us as required by law.

We appreciate your consideration of this proposal and look forward to your response.

Very truly yours,
Gary D. Engle
James A. Coyne
Cc: Michael Choate, Shefsky & Froelich Ltd.